Exhibit 99.1

KORNIT DIGITAL LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

UNAUDITED

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - -

KORNIT DIGITAL LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$196,611	$611,551
Short-term bank deposits	260,063	9,168
Marketable securities	21,726	28,116
Trade receivables, net	60,473	49,797
Inventories	89,580	63,017
Other accounts receivable and prepaid expenses	13,465	13,694

Total current assets	641,918	775,343

LONG-TERM ASSETS:
Marketable securities	226,173	149,269
Deposits and other long-term assets	2,531	856
Severance pay fund	323	357
Deferred taxes	14,153	9,339
Property, plant and equipment, net	53,189	45,046
Operating lease right-of-use assets	28,658	25,155
Intangible assets, net	11,271	10,063
Goodwill	29,164	25,447

Total long-term assets	365,462	265,532

Total assets	$1,007,380	$1,040,875

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS (Cont.)

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$30,788	$46,448
Employees and payroll accruals	15,364	22,482
Deferred revenues and advances from customers	3,013	5,401
Operating lease liabilities	5,071	5,058
Other payables and accrued expenses	21,046	17,287

Total current liabilities	75,282	96,676

LONG-TERM LIABILITIES:
Accrued severance pay	1,217	1,543
Operating lease liabilities	22,533	21,900
Other long-term liabilities	1,932	1,203

Total long-term liabilities	25,682	24,646

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 200,000,000 shares as of June 30, 2022 (unaudited) and December 31, 2021; Issued and Outstanding: 49,795,690 shares and 49,619,782 shares as of June 30, 2022 (unaudited) and December 31, 2021, respectively	134	133
Additional paid in capital	899,006	875,367
Accumulated other comprehensive income (loss)	(11,533)	571
Retained earnings	18,809	43,482

Total shareholders’ equity	906,416	919,553

Total liabilities and shareholders’ equity	$1,007,380	$1,040,875

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,
	2022	2021
	Unaudited

Revenues
Products	$120,080	$130,122
Services	21,349	17,667
Total revenues	141,429	147,789

Cost of revenues
Products	64,904	62,429
Services	22,591	16,368
Total cost of revenues	87,495	78,797

Gross profit	53,934	68,992

Operating expenses
Research and development, net	28,091	19,243
Seles and marketing	37,631	24,879
General and administrative	20,016	15,689

Total operating expenses	85,738	59,811

Operating income (loss)	(31,804)	9,181

Finance income, net	6,123	2,416

Income (loss) before taxes on income (tax benefit)	(25,681)	11,597
Taxes on income (tax benefit)	(1,008)	896

Net income (loss)	$(24,673)	$10,701

Basic earnings (losses) per share	$(0.50)	$0.23

Diluted earnings (losses) per share	$(0.50)	$0.22

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Six months ended June 30,
	2022	2021
	Unaudited

Net income (loss)	$(24,673)	$10,701

Other comprehensive income (loss):

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period, net of tax benefit of $(3,077) and $(60) respectively	(9,928)	(733)
Gains reclassified into net income (loss), net of tax	10	-

Net change	(9,918)	(733)

Change in unrealized gains (losses) on cash flow hedges:
Unrealized losses arising during the period, net of tax benefit of $(244) and $(2), respectively	(3,016)	(133)
Gains reclassified into net income, net of tax	830	154

Net change	(2,186)	21

Total other comprehensive loss, net of tax	(12,104)	(712)

Comprehensive income (loss)	$(36,777)	$9,989

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

U.S. dollars in thousands, except share data

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid in capital	other comprehensive income (loss)	Retained earnings	Total Shareholders’ equity

Balance as of January 1, 2022	49,619,782	$133	$875,367	$571	$43,482	$919,553

Exercise of options and vesting of restricted stock units	175,908	1	339	-	-	340
Share-based compensation	-	-	10,779	-	-	10,779
Warrants to customers	-	-	12,521	-	-	12,521
Other comprehensive loss	-	-	-	(12,104)	-	(12,104)
Net loss	-	-	-	-	(24,673)	(24,673)

Balance as of June 30, 2022	49,795,690	$134	$899,006	$(11,533)	$18,809	$906,416

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid in capital	other comprehensive income (loss)	Retained earnings	Total Shareholders’ equity

Balance as of January 1, 2021	45,988,613	$121	$488,208	$2,733	$27,955	$519,017

Exercise of options and vesting of restricted stock units	288,944	-	1,754	-	-	1,754
Share-based compensation	-	-	6,899	-	-	6,899
Warrants to customers	-	-	9,711	-	-	9,711
Other comprehensive loss	-	-	-	(712)	-	(712)
Net income	-	-	-	-	10,701	10,701

Balance as of June 30, 2021	46,277,557	$121	$506,572	$2,021	$38,656	$547,370

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2022	2021
	Unaudited
Net income (loss)	$(24,673)	$10,701
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,902	3,035
Fair value of warrants deducted from revenues	12,521	9,711
Share-based compensation	10,779	6,899
Amortization of premium and accretion of discount on marketable securities, net	1,012	(1,298)
Realized gain on sale and redemption of marketable securities	10	-

Change in operating assets and liabilities:
Trade receivables, net	(9,004)	(11,085)
Other accounts receivables and prepaid expenses	(1,791)	(1,513)
Inventory	(23,852)	(526)
Operating leases right-of-use assets and liabilities, net	(2,857)	(519)
Deferred taxes	(2,416)	245
Deposits and other long-term assets	(1,321)	(131)
Trade payables	(11,920)	(2,417)
Employees and payroll accruals	(6,834)	2,104
Deferred revenues and advances from customers	(4,114)	(11,401)
Other payables and accrued expenses	3,440	5,676
Accrued severance pay, net	(292)	49
Other long-term liabilities	729	800
Loss from sale and disposal of property plant and Equipment	41	-
Net cash provided by (used in) operating activities	(54,640)	10,330

Cash flows from investing activities:

Purchase of property, plant and equipment	(9,447)	(5,555)
Investing in equity securities	(354)	-
Acquisition of intangible assets	(133)	-
Proceeds from sale of property, plant and equipment	55	-
Cash paid in connection with acquisition, net of cash acquired	(14,654)	-
Investment in bank deposits	(250,895)	(10,132)
Proceeds from sales and redemption of marketable securities	1,945	-
Proceeds from maturity of marketable securities	17,422	2,050
Investment in marketable securities	(103,897)	(30,510)
Net cash used in investing activities	(359,958)	(44,147)

Cash flows from financing activities:

Exercise of employee stock options	340	1,754
Payments related to shares withheld for taxes	(682)	(1,146)
Net cash provided by (used in) financing activities	(342)	608
Decrease in cash and cash equivalents	(414,940)	(33,209)
Cash and cash equivalents at the beginning of the period	611,551	125,777
Cash and cash equivalents at the end of the period	$196,611	$92,568

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Six months ended June 30,
	2022	2021
	Unaudited

Supplemental disclosure of non-cash investing and financing activities:

Purchase of property, plant and equipment acquired in credit	$1,823	$2,678

Inventory transferred to be used as property and equipment	$1,289	$463

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Kornit Digital Ltd. (the “Company”) was incorporated in 2002 under the laws of the State of Israel. The Company and its subsidiaries develop, design and market digital printing solutions for the global printed textile industry. The Company’s and its subsidiaries’ solutions are based on their proprietary digital textile printing systems, ink and other consumables, associated software and value-added services.

b.	The Company established wholly owned subsidiaries in Israel, the United States, Germany, Hong Kong, Japan and the United Kingdom. The Company’s subsidiaries are engaged primarily in services, sales, and marketing, except for the Israeli subsidiary which is engaged primarily in research and development, and manufacturing.

c.	The Company depends on four major suppliers to supply certain components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in these suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company’s consolidated financial statements.

The balance sheet at December 31, 2021 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2021, included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 30, 2022. The significant accounting policies applied in the Company’s audited 2021 consolidated financial statements and notes thereto included in the Annual Report are applied consistently in these unaudited interim consolidated financial statements.

b.	Use of estimates:

The preparation of the unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the period.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

On an ongoing basis, the Company’s management evaluates estimates, including those related to intangible assets and goodwill, tax assets and liabilities, fair values of stock-based awards, inventory write-offs, warranty provision, allowance for credit losses and provision for rebates and returns. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

c.	Cloud Computing Arrangement Implementation Costs:

The Company capitalized certain implementation costs incurred in a cloud computing arrangement during the application development stage pursuant to Accounting Standards Codification, or ASC, 350-40, Internal Use Software. These costs are amortized over the term of the hosting arrangement on a straight-line basis and are included within operating expenses in the consolidated statements of operations. Costs incurred in the preliminary stages of development are analogous to research and development activities and are expensed as incurred. These capitalized costs are included in deposits and other long-term assets in the consolidated balance sheets. As of June 30, 2022 the Company capitalized $1,262 of qualifying cloud computing arrangement implementation costs. As of the balance sheet date, the software is not ready for its intended use with all of its main features, and thus amortization of the capitalized implementation costs has not yet begun.

NOTE 3:-	BUSINESS COMBINATIONS

On April 5, 2022, the Company, through its wholly owned subsidiary Kornit Digital Technologies, acquired all of the outstanding shares of Tesoma GMBH, a German manufacturer of continuous dryers and oven systems. Under the related acquisition agreement, the total consideration was $15,443. In addition, the Company incurred acquisition-related costs in a total amount of $512. Acquisition-related costs include legal, accounting, consulting fees and other external costs directly related to the acquisition. These transaction costs were included in general and administrative expenses in the consolidated statements of operations.

Tesoma generates revenues from several streams such as: industry solutions, glass, textile, service, graphics and sheet metal working. Tesoma focuses on several markets, including textile, mechanical engineering and automotive.

The Company believes this acquisition will strategically accelerate its value proposition for fulfillers in the area of dryers for the textile industry.

The Tesoma acquisition was accounted for as a business combination in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. The excess of the fair value of the purchase price over the fair values of the identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Acquisition related costs are expensed to the statement of operations in the period incurred.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATIONS (Cont.)

Under business combination accounting principles, the total purchase price was allocated to Tesoma’s net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

The preliminary fair value estimates for the intangible assets acquired as part of the Tesoma acquisition were based upon preliminary calculations and valuations, and the estimates and assumptions for this acquisition are subject to change as the Company obtains additional information during the respective measurement period to the information that existed as of the acquisition date (up to one year from the acquisition date). The following table summarizes the purchase price allocation of Tesoma Acquisition:

	Fair value	Amortization period (years)
Tangible assets (liabilities):
Cash	$789
Accounts receivable and other receivables	1,672
Inventory	3,991
Property and equipment	6,194
Other assets	343
Advance from customers	(1,726)
Trade payables	(466)
Provisions and other liabilities	(717)
Deferred tax liabilities, net	(855)
Net assets	9,225

Intangible assets:
Technology	1,213	2.5
Customer Relationship	856	5.8
Backlog	432	0.5
Goodwill	3,717	Infinite
Total purchase price	$15,443

Goodwill is primarily attributable to expected synergies arising from technology integration and expanded product availability to the Company’s existing and new customers. Goodwill is not deductible for income tax purpose.

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company’s unaudited interim consolidated statements of operations.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	MARKETABLE SECURITIES

The following tables summarize our marketable securities by significant investing categories as of the balance sheet dates indicated below:

	June 30, 2022
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$17,878	$7	$(98)	$17,787
Government debentures	3,997	-	(58)	3,939
	21,875	7	(156)	21,726

Matures after one year through three years:
Corporate debentures	227,505	9	(12,842)	214,672
Government debentures	12,078	-	(577)	11,501
	239,583	9	(13,419)	226,173

Total	$261,458	$16	$(13,575)	$247,899

	December 31, 2021
	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$25,430	$170	$-	$25,600
Government debentures	2,507	9	-	2,516
	27,937	179	-	28,116

Matures after one year through three years:
Corporate debentures	140,364	435	(1,090)	139,709
Government debentures	9,648	11	(99)	9,560
	150,364	446	(1,189)	149,269

Total	$177,949	$625	$(1,189)	$177,385

As of June 30, 2022, investments with continuous unrealized losses for less than 12 months, and 12 months or greater, and their related fair values, were as follows:

	June 30, 2022
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$207,128	$(11,398)	$20,775	$(1,542)	$227,903	$(12,940)
Government debentures	7,298	(245)	8,142	(390)	15,440	(635)

Total	$214,426	$(11,643)	$28,917	$(1,932)	$243,343	$(13,575)

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FAIR VALUE MEASUREMENTS

The Company measures its marketable securities and foreign currency derivative contracts at fair value. Marketable securities and foreign currency derivative contracts are classified within Level II, as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of June 30, 2022 and December 31, 2021, by level within the fair value hierarchy.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As of June 30, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$247,899	$-	$247,899
Foreign currency derivative contracts	-	-	-	-

Total financial assets	$-	$247,899	$-	$247,899

Liabilities:
Marketable securities	$-	$-	$-	$-
Foreign currency derivative contracts	-	2,401	-	2,401

Total financial liabilities	$-	$2,401	$-	$2,401

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$177,385	$-	$177,385
Foreign currency derivative contracts	-	317	-	317

Total financial assets	$-	$177,702	$-	$177,702

NOTE 6:-	INVENTORIES

	June 30,	December 31,
	2022	2021

Raw materials and components	$42,046	$29,857
Work in progress	1,490	-
Finished products (*)	46,044	33,160

	$89,580	$63,017

(*)	Includes amounts of $556 and $654 as of June 30, 2022 and December 31, 2021, respectively, with respect to inventory delivered to customers for which revenue was not yet recognized.

Inventory write-offs amounted to $2,472 and $2,162 during the six months ended June 30, 2022 and 2021, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	DERIVATIVES AND HEDGING ACTIVITIES

The Company follows FASB ASC No. 815, “Derivatives and Hedging,” which requires companies to recognize all of their derivative instruments as either assets or liabilities at fair value in the statement of financial position. Accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Due to the Company’s global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business. The Company uses derivative financial instruments, specifically foreign currency forward and option contracts (“Hedging Contracts”), to manage exposure to foreign currency risks, by hedging a portion of the Company’s forecasted expenses denominated in New Israeli Shekels expected to be incurred within a year. The effect of exchange rate changes on foreign currency hedging contracts is expected to partially offset the effect of exchange rate changes on the underlying hedged item.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that are not designated as hedging instruments are recognized in “financial income, net”.

a.	Derivative instruments outstanding

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	June 30,	December 31,
	2022	2021
Cash flow hedge	39,821	21,810

As of June 30, 2022, and December 31, 2021, the fair value of the Company’s outstanding forward and option contracts amounted to $2,401, which was included in “Other payables and accrued expenses,” and $317, which was included within “Other accounts receivable and prepaid expenses,” in the balance sheets.

b.	Derivative instrument gains and losses

During the six months ended June 30, 2022 and 2021, the company recorded pretax expenses of $365 and income of $7, respectively, from derivatives designated in cash flow hedging arrangements.

The Company’s outstanding derivatives designated as cash flow hedging instruments, and their related gains and losses, are reported in the statement of cash flows as cash flows from operating activities. The maximum length of time over which the Company hedges its exposure to the variability in future cash flows for forecasted transactions is less than 12 months. The estimated net amount of the existing unrealized loss that is reported in accumulated other comprehensive income (loss) at the reporting date and expected to be reclassified into earnings within the next 12 months is $1,893.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As of June 30, 2022, the Company has a line of credit with an Israeli bank for total borrowing of 6 million ILS. This line of credit is unsecured and available provided that the Company maintains a 30% ratio of total tangible shareholders’ equity to total tangible assets and that the total credit use will be less than 70% of the Company’s and its subsidiaries’ receivables. Interest rates under this credit line varied from (i) 0.3% to (ii) Prime (Israel Interbank Offered Rate) + 0.7% (2.95% as of June 30, 2022).

As of June 30, 2022, the Company has not utilized its line of credit.

b.	Purchase commitments:

As of June 30, 2022, the Company has purchase commitments for goods and services from vendors in an amount of approximately $113 million. These commitments are due primarily within one year.

c.	Litigation:

From time to time, the Company is involved in various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

d.	Royalty Commitments:

Under the Company’s agreement for purchasing print heads and other products, which was amended in 2016, the Company is obligated to pay 2.5% royalties on its annual ink revenues, up to an annual maximum amount of $625.

Royalty expenses for the six months ended June 30, 2022 and 2021 were $312 and $312, respectively.

e.	Guarantees:

As of June 30, 2022, the Company provided eight bank guarantees in a total amount of $2,809 for its rented facilities.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (losses) per share:

	Six months ended June 30,
	2022	2021
Numerator for basic and diluted net earnings (losses) per share:

Net income (loss)	$(24,673)	$10,701

Weighted average shares outstanding:

Denominator for basic earnings (losses) per share	49,707,782	46,119,416

Effect of dilutive securities:

Share options, warrants and restricted share units	-	1,590,013
Denominator for diluted earnings (losses) per share	49,707,782	47,709,429

Basic earnings (losses) per share	$(0.50)	$0.23

Diluted earnings (losses) per share	$(0.50)	$0.22

The total number of shares related to the outstanding options and RSUs excluded from the calculation of diluted earnings per share due to their anti-dilutive effect was 47,663 for the six months ended June 30, 2021. During the six months ended June 30, 2022, the Company was in a loss position and therefore all of its outstanding securities were antidilutive.

NOTE 10:-	SHAREHOLDERS’ EQUITY

Company’s shares:

a.	Ordinary Shares:

Any ordinary share confers equal rights to dividends and bonus shares, and to participate in the distribution of surplus assets upon liquidation, in proportion to the par value of such share, regardless of any premium paid thereon, subject to the provisions of the Company’s articles of association. Each ordinary share confers upon its holder the right to participate in the general meetings of the shareholders of the Company, with one vote on any matter presented to the shareholders.

b.	Share option and RSU plans:

The Company’s Board of Directors has approved equity incentive plans pursuant to which the Company is authorized to issue to employees, directors and officers of the Company and its subsidiaries (the “optionees”) options to purchase ordinary shares of the company, at an exercise price equal to at least the fair market value of the ordinary shares at the date of grant.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

The terms of option grants generally provide that 25% of total options are exercisable one year after the grant or vesting start date determined for each optionee and a further 6.25% is exercisable at the end of each subsequent three-month period over the following 3 years. Options are exercisable for up to 10 years from the grant date. Options that are cancelled or forfeited before expiration become available for future grants.

Under the company equity incentive plans, beginning in 2017, the Company grants RSU’s, including performance based RSUs. The RSUs generally vest over a period of four years of employment and performance based RSUs also vest based on achievement of performance targets. RSUs that are cancelled or forfeited become available for future grants.

As of June 30, 2022, an aggregate of 5,096,958 ordinary shares are available for future grants under those plans.

A summary of the Company’s share option activity and related information for the six months ended June 30, 2022 is as follows:

	Number of shares upon exercise	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2022	413,175	$19.58	5.79	$54,815
Granted	310,000	105.06	-	-
Exercised	(14,902)	21.08	-	868
Forfeited	(8,491)	89.81	-	-

Outstanding as of June 30, 2022	699,782	$56.78	7.08	$5,547

Exercisable at end of period	330,020	$16.34	4.76	$4,585

As of June 30, 2022, the Company had $15,258 of unrecognized compensation expense related to unvested share options expected to be recognized over a weighted average period of 3.47 years.

A summary of the Company’s RSU activity is as follows:

Six months ended
June 30, 2022

Unvested as of January 1, 2022	684,666
Granted	239,293
Vested	(160,840)
Forfeited	(49,974)
Unvested as of June 30, 2022	713,145

The weighted average fair value at grant date of RSUs granted for the six months ended June 30, 2022 was $82.02.

The weighted average fair value of shares vested during the six months ended June 30, 2022 was $53.00.

The weighted average fair value of shares forfeited during the six months ended June 30, 2022 was $67.45.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

As of June 30, 2022, the Company had $45,073 of unrecognized compensation expense related to RSUs expected to be recognized over a weighted average period of 2.9 years.

The following table sets forth the total share-based compensation expense included in the consolidated statements of operations for the six months ended June 30, 2022 and 2021:

	Six months ended June 30,
	2022	2021

Cost of products	$1,056	$619
Cost of services	846	499
Research and development	2,457	1,071
Seles and marketing	3,300	2,333
General and administrative	3,120	2,377

Total share-based compensation expense	$10,779	$6,899

On January 10, 2017, the Company signed a master purchase agreement with Amazon Inc. (the “Agreement”) under which 2,932,176 warrants to purchase ordinary shares of the Company at an exercise price of $13.04 were issued to Amazon as a customer incentive. The warrants are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five-year period beginning on May 1, 2016, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company. On September 16, 2020 Amazon Inc. exercised 2,162,463 warrants in a cashless manner and sold the 1,689,942 ordinary shares received upon exercise. As of June 30, 2022, 769,692 warrants are exercisable under the Agreement.

On September 14, 2020, the Company signed an amendment to the master purchase agreement (the “Amended Agreement”) with Amazon Inc. under which an additional 3,401,060 warrants to purchase ordinary shares of the Company at an exercise price of $59.26 were issued to Amazon as a customer incentive. The warrants are subject to vesting as a function of payments for purchased products and services of up to $400 million over a five-year period beginning in January 2021, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company. As of June 30, 2022, 1,088,332 warrants are exercisable under the Amended Agreement.

The Company recognized reductions to revenues of $12,521 and $9,711 during the six months ended June 30, 2022, and 2021, respectively, due to the accounting impact of Amazon’s warrants.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss), net of taxes:

	Unrealized gain (loss) on marketable securities	Unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustment	Total
	Unaudited
Six months ended June 30, 2022:
Beginning balance	$(522)	$293	$800	$571
Other comprehensive income (loss) before reclassifications	(9,928)	(3,016)	-	(12,944)
Amounts reclassified from accumulated other comprehensive income	10	830	-	840
Net current period other comprehensive income (loss)	(9,918)	(2,186)	-	(12,104)
Ending Balance	$(10,440)	$(1,893)	$800	$(11,533)

NOTE 12:-	REVENUE RECOGNITION

Revenue disaggregated by revenue source for the six months ended June 30, 2022 and 2021, consisted of the following:

	Six months ended June 30,
	2022	2021

Systems	$78,198	$89,298
Ink and consumables	41,882	40,823
Services	11,404	9,160
Service contracts and software subscriptions	9,945	8,508

Total revenue	$141,429	$147,789

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	REVENUE RECOGNITION (Cont.)

The following table presents revenue disaggregated by geography based on customer location:

	Six months ended June 30,
	2022	2021

U.S	$70,992	$98,310
EMEA	48,583	33,526
Asia Pacific	13,473	10,815
Other	8,381	5,138

Total revenue	$141,429	$147,789

Performance obligations represent contracted revenues that have not yet been recognized, which include deferred revenues and non-cancelable contracts that will be invoiced and recognized as revenue in future periods. The Company elected to apply the optional exemption under paragraph 606-10-50-14(a) (of ASC Topic 606) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less for which deferred revenues have not been recorded yet.

The following table represents the remaining performance obligations as of June 30, 2022, which are expected to be satisfied and recognized in future periods:

	Remainder of 2022	2023	2024 and thereafter
Services	3,873	1,429	235

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $3,768 and $5,564 as of June 30, 2022 and December 31, 2021, respectively, and are presented under deferred revenues and advances from customers. During the six months ended June 30, 2022, the Company recognized $1,583 that was included in the deferred revenues balance on January 1, 2022.

Provision for returns amounted to $1,749 and $2,178 as of June 30, 2022 and December 31, 2021, respectively.

NOTE 13:-	TAXES ON INCOME

The main reconciling items between the theoretical and actual tax rate during the six months ended June 30, 2022, derived mainly from: tax expense related to the Company’s foreign subsidiaries income at different tax rates, deferred tax benefit recognized in Israel related to current losses at Preferred Enterprise reduced tax rates, and permanent differences.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company’s policy is to enter into transactions with related parties on terms that, on the whole, are no less favorable than those available from unaffiliated third parties. Based on the Company’s experience in the business sectors in which it operates and the terms of its transactions with unaffiliated third parties, the Company believes that all of the transactions described below met this policy at the time they occurred.

1.	Fritz Companies Israel T. Ltd. (“Fritz”)

Fritz is a logistics company which is owned, in part, by the Chairman of the Board since March 2018. The Company has an ongoing logistic contract with Fritz. During the six months ended June 30, 2022 and 2021, logistic service fees amounted to $2,274 and $2,095, respectively. As of June 30, 2022 and December 31, 2021, the Company had trade payables balances due to this related party in amounts of $250 and $1,178, respectively.

2.	Accord Insurance Agency Ltd. (“Accord”)

The Company maintains a business relationship with Accord Insurance Agency Ltd., or Accord, a company which is an insurance agency that is owned in part and controlled, by the Chairman of the Board. Accord is the Company’s insurance agent for most of its insurance policies. During the six months ended June 30, 2022 and 2021, total premiums under the contracts were $262 and $193, respectively.

3.	Priority Software Ltd. (“Priority”)

Priority is the Company’s ERP solution provider, which is owned, in part, by a few of the Company’s Board members. During the six months ended June 30, 2022 and 2021 maintenance fees and additional licenses acquired amounted to $109 and $88 respectively As of June 30, 2022 and December 31, 2021, the Company had no trade payables balances due to this related party.

4.	Tritone Technologies Ltd. (“Tritone”)

On September 13, 2020, the Company entered into a sublease agreement with Tritone Technologies Ltd., whose CEO is a director of the Company and one of whose shareholders is an equity fund controlled by the chairman of the Board, for the sublease of 192 square meters in Rosh Ha’Ayin. The term of the lease is 24 months, until September 12, 2022, with an option to extend the term by an additional 12 months. The rent under the sublease is approximately $2 per month. The sublease agreement is carried out on a “back-to-back” basis, as the Company pays over the rent that it receives directly to its landlord. As of June 30, 2022 and December 31, 2021, the Company had a trade receivable balance due from this related party in an amount of $4 and $5, respectively.

5.	Magalcom Ltd. (“Magalcom”)

The Company entered into a transaction with Magalcom which is owned, in part and controlled, by the Chairman of the Board, for the replacement of communication equipment in its conference rooms. Total consideration to be paid to Magalcom pursuant to this transaction is approximately $650. During the six months ended June 30, 2022 and 2021, service fees amounted to $56 and $163, respectively. As of June 30, 2022 and December 31, 2021, the Company had a trade payables balance due to this related party in amounts of $0 and $282, respectively.

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